04 September 2002

02 SEP 13 AM 10:50

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

SUPPL

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

Dear Sirs

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Clarification of Newspaper Report Published in the Straits Times On 2 September 2002

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

Encl.

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300
Fax: 886-25585222

MASNET No. 62 OF 03.09.2002
Announcement No. 62

WANT WANT HOLDINGS LTD

CLARIFICATION OF NEWSPAPER REPORT PUBLISHED IN THE STRAITS TIMES ON 2 SEPTEMBER 2002

We refer to the Bloomberg report published in The Straits Times on 2 September 2002 in relation to the share price of Want Want Holdings Ltd (the "Company").

The Company wishes to clarify that at no point in time was it ever involved in the manufacture of dog and other pet food. As announced in October last year, the Company's investment in the joint venture in Dalian, China involves the rearing, grooming and veterinary care of pets, with the sale (and not the manufacture) of pet food being incidental thereto.

The Company's investment in the joint venture constitutes less than 0.5% of the unaudited net tangible asset value of the Want Want group as at 30 June 2002 and the Want Want group remains focussed on its core business of food and beverages.

Submitted by Adams Lin Feng I, Group Vice President and Director on 03/09/02 to the SGX